SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549
                             ----------


                            FORM 11-K

                          ANNUAL REPORT
                           ----------


                 Pursuant to Section 15(d) of the
                      Securities Act of 1934


                For the year ended December 31, 1998
                           ----------


                       City Holding Company
                  Profit Sharing and 401(k) Plan
                          ----------


                     City Holding Company
                      25 Gatewater Road
                 Charleston, West Virginia 25313
                         ----------

                          FORM 11-K

                      CITY HOLDING COMPANY

                  PROFIT SHARING AND 401(K) PLAN

                        December 31, 1998
                        ----------


The following financial statements and schedules of the Plan are included herein:


       Report of Independent Auditors                                                                      1

       Statements of Net Assets Available for Benefits as of December 31, 1998 and
         1997                                                                                              2

       Statements of Changes in Net Assets Available for Benefits for the years
         ended December 31, 1998 and 1997                                                                  3

       Notes to Financial Statements                                                                     4-7

       Item 27(a) - Supplemental Schedule of Assets Held for Investment Purposes                           8

       Item 27(d) - Supplemental Schedule of Reportable Transactions                                       9

Item 9(b) - Exhibits:

       Exhibit 24(c) - Consent of Independent Auditors


                           City Holding Company
                       Profit Sharing and 401(k) Plan

           Audited Financial Statements and Supplemental Schedules

                           December 31, 1998





                                                     CONTENTS

Report of Independent Auditors..............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statements of Changes in Net Assets Available for Benefits..................3
Notes to Financial Statements...............................................4


Supplemental Schedules

Item 27(a) - Schedule of Assets Held for Investment Purposes................8
Item 27(d) - Schedule of Reportable Transactions............................9

                                          Report of Independent Auditors

Board of Directors
City Holding Company

We have audited the accompanying statements of net assets available for benefits of City Holding Company Profit Sharing and 401(k) Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                           /s/ Ernst & Young LLP

June 25, 1999

                             City Holding Company
                       Profit Sharing and 401(k) Plan
    Statements of Net Assets Available for Benefits, with Fund Information



                                       FIDELITY     CITY       FIDELITY    FIDELITY     FIDELITY
                                       ADVISOR     HOLDING     ADVISOR      ADVISOR     ADVISOR             GROUP
                           PARTICIPANT OVERSEAS    COMPANY   SHORT FIXED GROWTH OPPT.   BALANCED           ANNUITY
                              LOANS      FUND    STOCK FUND  INCOME FUND     FUND         FUND      CASH   CONTRACT       TOTAL
                          ----------------------------------------------------------------------------------------------------------
DECEMBER 31, 1998
ASSETS
Cash and cash equivalents   $  29,295  $  2,326   $   3,443    $  4,573  $   12,516  $   15,066   $  -  $        -   $    67,219
Investments, at fair value:
   Mutual and commingled
     funds                          -   363,952            -    522,634   2,787,705   1,298,649      -   1,027,883     6,000,823
   Common stock of City
     Holding Company                -         -    6,728,015          -           -           -      -           -     6,728,015
   Participant loans          286,388         -            -          -           -           -      -           -       286,388
Receivables:
   Employer contributions           -         -            -          -           -           -      -           -             -
   Employee contributions           -         -            -          -           -           -      -           -             -
   Transfer adjustment
     accrual                  (29,295)      445         (862)     4,259      30,800      (3,072)     -      (2,275)            -
                          ----------------------------------------------------------------------------------------------------------
Net assets available for
   benefits                 $ 286,388  $366,723   $6,730,596   $531,466  $2,831,021  $1,310,643   $  -  $1,025,608   $13,082,445
                          ==========================================================================================================




                                         FIDELITY    CITY       FIDELITY     FIDELITY     FIDELITY
                                         ADVISOR    HOLDING     ADVISOR       ADVISOR     ADVISOR             GROUP
                             PARTICIPANT OVERSEAS   COMPANY   SHORT FIXED  GROWTH OPPT.  INCOME AND          ANNUITY
                                LOANS      FUND   STOCK FUND  INCOME FUND      FUND     GROWTH FUND  CASH    CONTRACT     TOTAL
                            --------------------------------------------------------------------------------------------------------
 DECEMBER 31, 1997
 ASSETS

 Cash and cash equivalents    $  17,823  $     -   $   67,464   $      -     $        -    $      -   $439    $      -   $  85,726
 Investments, at fair value:
    Mutual and commingled
      funds                           -   154,059           -    426,052      1,770,853      903,578     -      916,350   4,170,892
    Common stock of City
      Holding Company                 -         -   7,935,809          -              -            -     -            -   7,935,809
    Participant loans           169,986         -           -          -              -            -     -            -     169,986
 Receivables:
    Employer contributions      (17,823)   13,114     (21,563)       350         21,805       13,833     -        6,144      15,860
    Employee contributions            -          -          -          -              -            -     -            -        -
                            --------------------------------------------------------------------------------------------------------
 Net assets available for
    benefits                   $169,986  $167,173  $7,981,710   $426,402     $1,792,658    $ 917,411  $439    $ 922,494 $12,378,273
                            ========================================================================================================

 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                               City Holding Company
                          Profit Sharing and 401(k) Plan

          Statements of Changes in Net Assets Available for Benefits, with
                               Fund Information


                                                   FIDELITY    CITY       FIDELITY     FIDELITY     FIDELITY
                                                   ADVISOR     HOLDING      ADVISOR    ADVISOR    ADVISOR
                                    PARTICIPANT   OVERSEAS    COMPANY    SHORT FIXED  GROWTH OPPT.  BALANCED
                                       LOANS        FUND     STOCK FUND  INCOME FUND    FUND       FUND
                                    -------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1998
Contributions and income:
   Contributions from employer       $      -   $      -   $  428,085   $       - $         - $        -
   Contributions from employee          5,246    183,105      628,004     178,274     740,401    329,733
   Interest and dividends              19,260      3,787      150,807      32,468     116,841    127,522
                                    -------------------------------------------------------------------------
Total contributions and income         24,506    186,892    1,206,896     210,742     857,242    457,255

Transfers to/from investment options,
  including participant loan
   transactions                       106,626     (3,019)     113,175     (30,153)    (69,574)   (12,226)

Deductions:
   Benefit payments                    14,730     10,771      599,210      72,597     115,639     84,186
   Administrative expenses                  -          -            -           -           -          -
                                   ---------------------------------------------------------------------------
Total deductions                       14,730     10,771      599,210      72,597     115,639     84,186
                                   ---------------------------------------------------------------------------
Net additions                         116,402    173,102      720,861     107,992     672,029    360,843

Net realized and unrealized
 appreciation (depreciation) in fair
 value of investments                       -     26,448   (1,971,975)     (2,928)    366,334     32,389
Net assets available for benefits at
 beginning of year                    169,986    167,173    7,981,710     426,402   1,792,658    917,411
                                   ---------------------------------------------------------------------------
Net assets available for benefits
 at end of year                      $286,388   $366,723   $6,730,596    $531,466  $2,831,021 $1,310,643
                                   ===========================================================================



                                                       GROUP
                                                       ANNUITY
                                             CASH      CONTRACT     TOTAL
                                             ----------------------------

YEAR ENDED DECEMBER 31, 1998
Contributions and income:
   Contributions from employer                $ -    $      -  $  428,085
   Contributions from employee                  -     282,759   2,347,522
   Interest and dividends                       -      51,441     502,126
                                              ----------------------------
Total contributions and income                  -     334,200   3,277,733

Transfers to/from investment options,
  including participant loan
   transactions                              (439)   (104,390)          -

Deductions:
   Benefit payments                             -     126,446   1,023,579
   Administrative expenses                      -         250         250
                                              ----------------------------
Total deductions                                -     126,696   1,023,829
                                              ----------------------------
Net additions                                (439)    103,114   2,253,904

Net realized and unrealized
 appreciation (depreciation) in fair
 value of investments                           -           -  (1,549,732)
Net assets available for benefits at
 beginning of year                            439     922,494  12,378,273
                                              ----------------------------
Net assets available for benefits
 at end of year                               $ -  $1,025,608 $13,082,445
                                              ============================



                                                                  FIDELITY        CITY         FIDELITY      FIDELITY
                                                                   ADVISOR       HOLDING        ADVISOR        ADVISOR
                                                    PARTICIPANT   OVERSEAS      COMPANY      SHORT FIXED   GROWTH OPPT.
                                                        LOANS        FUND       STOCK FUND    INCOME FUND       FUND
                                                  ------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997
Contributions and income:
   Contributions from employer                     $         -  $        -    $   278,616   $         -      $        -
   Contributions from employee                               -      34,377        290,795        53,372         211,023
   Interest and dividends                               16,303       9,945        133,343        24,454         110,196
                                                   -----------------------------------------------------------------------
Total contributions and income                          16,303      44,322        702,754        77,826         321,219

Transfers to/from investment options, including
   participant loan transactions                       (26,931)     87,899         (3,721)      (19,198)        (28,185)

Deductions:
   Benefit payments                                     15,297       1,151        194,873        14,933          66,597
   Administrative expenses                                   -           -              -             -               -
                                                   -----------------------------------------------------------------------
Total deductions                                        15,297       1,151        194,873        14,933          66,597
                                                   -----------------------------------------------------------------------
Net additions                                          (25,925)    131,070        504,160        43,695         226,437

Net realized and unrealized appreciation
   (depreciation) in fair value of investments               -        (671)     2,988,242        (1,945)        267,409
Net assets available for benefits at beginning
   of year                                             195,911      36,774      4,489,308       384,652       1,298,812
                                                   -----------------------------------------------------------------------
Net assets available for benefits at end of year   $   169,986 $   167,173    $ 7,981,710   $   426,402      $1,792,658
                                                   =======================================================================


                                                                      FIDELITY
                                                                       ADVISOR                    GROUP
                                                                     INCOME AND                 ANNUITY
                                                                     GROWTH FUND      CASH       CONTRACT       TOTAL
                                                                   ------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997
Contributions and income:
   Contributions from employer                                      $         -   $        -  $        -   $     278,616
   Contributions from employee                                           94,808            -      75,797         760,172
   Interest and dividends                                                81,270          106      55,933         431,550
                                                                   -------------------------------------------------------
Total contributions and income                                          176,078          106     131,730       1,470,338

Transfers to/from investment options, including
   participant loan transactions                                         32,725      (22,313)    (20,276)              -

Deductions:
   Benefit payments                                                      38,301            -      61,298         392,450
   Administrative expenses                                                    -            -         250             250
                                                                   --------------------------------------------------------
Total deductions                                                         38,301            -      61,548         392,700
                                                                   -------------------------------------------------------
Net additions                                                           170,502      (22,207)     49,906       1,077,638

Net realized and unrealized appreciation
   (depreciation) in fair value of investments                           73,263            -           -       3,326,298
Net assets available for benefits at beginning
   of year                                                              673,646       22,646     872,588       7,974,337
                                                                   -------------------------------------------------------
Net assets available for benefits at end of year                     $  917,411   $      439  $  922,494  $   12,378,273
                                                                   =======================================================



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.
                                         3

                          City Holding Company
                     Profit Sharing and 401(k) Plan

                      Notes to Financial Statements

                           December 31, 1998



1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the City Holding Company Profit Sharing and 401(k) Plan (the Plan) are maintained on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

INVESTMENTS

The Plan estimates the fair value of its investment in City Holding Company common stock based on the stock's quoted trade price. Investments in mutual and commingled funds are valued at the Plan's proportionate share of the quoted fair value of net assets in each fund as of December 31, 1998 and 1997. At December 31, 1998, mutual and commingled funds consisted of the following investment alternatives:

      FIDELITY ADVISOR SHORT FIXED-INCOME FUND: The primary objective of the Fund is to obtain a high level of current income, consistent with the preservation of capital, by investing primarily in a broad range of investment-grade fixed income securities. The Fund consists primarily of fixed-income securities of all types which may include convertible and zero-coupon securities. The Fund may also invest a portion of its assets in securities issued by foreign companies and foreign governments.

      FIDELITY ADVISOR GROWTH OPPORTUNITY FUND: The primary objective of the Fund is to provide capital growth by investing primarily in common stocks and securities convertible into common stocks. The Fund may also invest in other securities, such as preferred stock and bonds that may produce capital growth.

      FIDELITY ADVISOR BALANCED FUND (FORMERLY CALLED INCOME AND GROWTH FUND):
      The primary objective of the Fund is to invest in equity securities, convertible securities, common and preferred stocks, and fixed-income securities that provide income or opportunities for capital growth.

      FIDELITY ADVISOR OVERSEAS FUND: The primary objective of the Fund is to seek growth of capital through investments in foreign securities. The Fund invests in securities of companies located in the Americas (other than U.S.), Far East, the Pacific Basin, and Western Europe. The Fund also invests in debt securities for long-term growth purposes.

      GROUP ANNUITY CONTRACT: The group annuity contract represents an investment in a Deposit Administration Fund maintained by an insurance company. Interest is credited to the Fund, compounded annually, and is determined by annual interest rates which will not be less than the following (as specified in the contract):

               INTEREST RATE                       CONTRACT YEAR
     --------------------------------------------------------------------------

                  5.50%                                1998
                  5.00%                                1999

At least 30 days prior to the expiration of the interest guarantees, the Hartford Life Insurance Company shall advise the Plan of new interest guarantees that apply to the contract. In addition to the interest guarantees above, a long-term guaranteed interest rate of 3% applies to all contributions and earnings received and applies for the life of the contract. The group annuity contract is valued at cost plus reinvested income, which approximates fair value. Participant directed transfers may be made under the contract. Such transfers will not be subject to withdrawal charges, market value adjustments, or penalties provided that the amount of the withdrawal, when added to the sum of all withdrawals during the preceding twelve months, does not exceed 12% of the balance of the fund twelve months earlier. Such withdrawals are subject to the consent of the insurance company.

Each participant may designate the percentage of his or her contributions to be invested into any of the aforementioned alternatives.

2. DESCRIPTION OF PLAN

The following description of the Plan provides general information. Participants should refer to the Plan document for a complete description of the Plan's provisions. The Plan, which was adopted and became effective January 1, 1991, is a defined contribution savings and profit sharing plan covering all employees of City Holding Company and its subsidiaries (the Company) who have completed one year of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company's contribution consists of a 50% match of the first 6% of each eligible participant's contribution. Matching contributions are made with common stock of the Plan sponsor, City Holding Company.

Participants may elect to contribute, on a salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $522,000 and $173,000 in 1998 and 1997, respectively, of participant account balances rolled-over from previous employer plans and approximately $923,000 and $0 in 1998 and 1997, respectively, transferred in as a result of three plan mergers during the year due to Company acquisitions.

VESTING

Participants are immediately fully vested in their voluntary contributions and employer matching contributions, plus actual earnings thereon. A participant becomes vested in discretionary profit sharing contributions as follows:

                                                    VESTED PERCENTAGE OF
        YEAR OF SERVICE                             EMPLOYER CONTRIBUTIONS
--------------------------------------------------------------------------------
         Less than 2                                             0%
             3                                                  20
             4                                                  40
             5                                                  60
             6                                                  80
         7 or more                                             100

There were no discretionary profit sharing contributions during 1998 or 1997. Forfeitures of terminated participants' nonvested account balances are allocated to eligible participants who are employed on December 31 of each year based on their annual compensation.

BENEFITS

Benefits, representing each participant's share in the Plan, are generally payable upon the participating employee's death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

3. FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated August 27, 1992, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. Therefore, the amendments are not covered by the determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and is tax exempt.

4. RELATED PARTY TRANSACTIONS

Contributions made to the Plan as part of the Company's matching provisions consist of common stock of City Holding Company. Such contributions are nonparticipant directed investments included in plan assets. For the years ended December 31, 1998 and 1997, matching contributions approximated $428,000 and $279,000, respectively.

Included in interest and dividends for the years ended December 31, 1998 and 1997, are dividends from City Holding Company common stock approximating $151,000 and $133,000, respectively.

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

5. YEAR 2000 (UNAUDITED)

Plan management established formal communication with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan because they are confident that all systems will be year 2000 ready.

6. SUBSEQUENT EVENT

On December 31, 1998, the Plan Sponsor merged with Horizon Bancorp, Inc. On June 14, 1999, the Board of Directors of City Holding Company voted to allow the former Horizon employees to participate in the Plan effective April 1, 1999.

                      Supplemental Schedules

                        City Holding Company
                   Profit Sharing and 401(k) Plan

                    EIN 55-0619957, Plan 002

         Item 27(a) - Schedule of Assets Held for Investment Purposes
                               December 31, 1998


                                                                                                      CURRENT
      SHARES/UNITS                           DESCRIPTION                            COST               VALUE
--------------------------------------------------------------------------------------------------------------------
Common stock:

       207,016          City Holding Company Common Stock*                        $  5,176,835       $  6,728,015

Investments in mutual or commingled funds:

        55,521          Fidelity Advisor Growth Opportunity                          2,026,296          2,787,705
        69,484          Fidelity Advisor Balanced                                    1,167,730          1,298,649
        20,679          Fidelity Advisor Overseas                                      338,297            363,952
                        Fidelity Advisor Short Fixed Income Fund:
         3,573             Fidelity Advisor Balanced                                    63,466             66,776
        48,807             Fidelity Advisor Short Fixed Income                         449,598            455,858
     1,027,883          Group Annuity Contract                                       1,027,883          1,027,883
                                                                             ---------------------------------------
                                                                                     5,073,270          6,000,823

Loans to participants (6.00% to 10.21%)                                                      -            286,388
Cash and cash equivalents                                                               67,219             67,219
                                                                             ---------------------------------------
                                                                                   $10,317,324        $13,082,445
                                                                             =======================================


* Party-in-interest
                                        8

                           City Holding Company
                       Profit Sharing and 401(k) Plan

                          EIN 55-0619957, Plan 002

               Item 27(d) - Schedule of Reportable Transactions

                        Year Ended December 31, 1998



                                 NUMBER          TOTAL         NUMBER       TOTAL         TOTAL          GAIN
                                   OF            COST            OF          COST        PROCEEDS       (LOSS)
                                 UNITS            OF           UNITS          OF           FROM           ON
                               PURCHASED       PURCHASE         SOLD        SALES         SALES          SALES
                             ---------------------------------------------------------------------------------------
CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Fidelity Advisor Growth
   Opportunity Fund               19,806       $   815,272           -    $         -   $         -   $         -
City Holding Company
   Common Stock                   37,677         1,549,038      19,339        337,192       788,375       451,183


There were no category (i), (ii) or (iv) reportable transactions during 1998.

                             SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                  City Holding Company
                                  Profit Sharing and 401(k) Plan




                                  /s/ Robert A. Henson
                                  ----------------------------
                                  Mr. Robert A. Henson
                                  Plan Administrator



June 29, 1999